Titan International, Inc.
1525 Kautz Road, Suite 600
West Chicago, IL 60185

December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Evan Ewing and Jay Ingram

    Re:    Titan International, Inc.
        Registration Statement on Form S-3
        Filed November 1, 2024
        File No. 333-282964
        REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Messrs. Ewing and Ingram:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Titan International, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-282964) (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 1 p.m. Eastern Time on December 20, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company, or our outside counsel Thompson Coburn LLP, will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or David Kaufman of Thompson Coburn LLP.

Once the Registration Statement is effective, we would appreciate confirmation to our counsel, Thompson Coburn LLP, by calling David Kaufman at (312) 580-2342.

If you have any questions regarding this request, please contact David Kaufman at (312) 580-2342.

Sincerely,

                            /s/  DAVID A. MARTIN
                            David Martin
                            Chief Financial Officer
                            Titan International, Inc.
Cc:    David J. Kaufman, Esq.